787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

February 10, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Bo Howell, Esq.

100 F Street, N.E.

Washington, D.C. 20549

Re:	Credit Suisse Opportunity Funds
Post-Effective Amendment No. 37 to Registration Statement on Form N-1A
Securities Act File No. 33-92982
Investment Company Act File No. 811-9054

Dear Mr. Howell:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with the undersigned on January 30, 2012.  The Amendment contains the prospectus and Statement of Additional Information for the Credit Suisse Liquid Alternative Fund (the “Fund”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment No. 1:                                                         Please either change the name of the Fund or explain supplementally that the Fund is named as it is because it follows a “liquid alternative” strategy.

Response:                                                                                        As stated in the prospectus, the Fund’s investment approach is designed to track generally the performance of the Credit Suisse Liquid Alternative Beta Index.  The Index reflects a “liquid alternative” strategy, as it seeks to approximate the aggregate returns of the universe of hedge funds (as represented by the Dow Jones Credit Suisse Hedge Fund Index) using liquid investments.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

Comment No. 2:                                                         In the fee table, please disclose the amount of the limited deferred sales charge on Class A shares and indicate by footnote that such sales charge may be “None” under certain circumstances.

Response:                                                                                        The requested change has been made.

Comment No. 3:                                                         Please confirm supplementally that “other expenses of the fund” in the fee table includes dividends on short sales.

Response:                                                                                        The “other expenses of the fund” line item in the fee table reflects any estimated dividends on short sales.

Comment No. 4:                                                         In footnote 5 to the fee table, please include the specific date that the expense limitation contract will expire, if known.  Please also file a copy of the agreement as an exhibit.

Response:                                                                                        Since the Fund does not yet know when it will commence operations, the Registrant has kept the disclosure regarding the expense limitation contract as is.  The Registrant will file a copy of the contract as an exhibit in its next filing for the Fund.

Comment No. 5:                                                         In the “Portfolio Turnover” section of the Summary, the Registrant may disclose that the portfolio turnover for the Fund’s first year of operations is anticipated to be high, instead of disclosing an estimated percentage.

Response:                                                                                        The Registrant intends to keep the disclosure of an estimated percentage of portfolio turnover.

Comment No. 6:                                                         Please explain how the Fund is anticipated to have high portfolio turnover if it will employ a “passive” investment approach.

Response:                                                                                        The Fund’s “passive” or indexing investment approach means that it will seek to invest in a manner similar to that of the Index.  Accordingly, the Fund will have high portfolio turnover to the extent the Index has high portfolio turnover.

Comment No. 7:                                                         In the first sentence of the “Principal Investment Strategies” section of the Summary, please redefine the Index for clarity.

Response:                                                                                        The requested edit has been made.

Comment No. 8:                                                         Please disclose the market capitalization range of the Fund’s equity investments and the credit quality of the Fund’s debt investments, if any.

Response:                                                                                        The Fund will not be subject to any specific market capitalization range with respect to its equity investments.  The Fund discloses on page 6 that its debt investments will be high quality.

Comment No. 9:                                                         Please confirm supplementally whether there are policies and procedures in place to ensure that the Index rules may not be changed at will, so as to ensure that Credit Suisse may not seek to have the Fund concentrate at its discretion.

Response:                                                                                        The Index is a rules-based index and the components of the Index are selected in accordance with such rules.  The rules may only be changed upon approval of a committee.

Comment No.10:                                                      Please explain why the investment in the Subsidiary is considered a liquid investment.

Response:                                                                                        The Fund will hold shares of the Subsidiary, which may be redeemed for cash at any time.  The Subsidiary will be subject to the same non-fundamental investment restriction of the Fund limiting illiquid investments to 15% of its net assets.

Comment No.11:                                                      Please confirm that (i) the Subsidiary’s financial statements will be audited and filed with a U.S. regulatory body, (ii) all of the Subsidiary’s expenses are reflected in the fee table, (iii) the Subsidiary’s board members will sign the Registration Statement, and (iv) the Subsidiary will consent to service of process in the U.S.

Response:                                                                                        The Registrant confirms each of the above-listed items.

Comment No.12:                                                      Please explain how the Fund will account for the Subsidiary.

Response:                                                                                        The Fund does not consolidate the assets, liabilities, capital or operations of the Subsidiary into its financial statements.  Rather, the Subsidiary is separately presented as an investment in the Fund’s Schedule of Investments.  Unrealized appreciation or depreciation on the Fund’s investment in the Subsidiary is recorded in the Fund’s Statement of Assets and Liabilities and Statement of Operations.

Comment No. 13:                                                   Please explain the basis for the Fund treating income from the Subsidiary as “qualifying income” so that the Fund can maintain its status as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”).

Response:                                                                                        The Fund has received an opinion of counsel stating that income and gains to be derived by the Fund from its investment in the Subsidiary should constitute qualifying income to the Fund as a regulated investment company under the Code.

Comment No.14:                                                      Please state whether the Subsidiary will comply with the 1940 Act to the same extent as the Fund.

Response:                                                                                        The Subsidiary is wholly-owned by the Fund and is ultimately under the complete control of the Fund, as its sole shareholder.  The Subsidiary cannot take any extraordinary action without the approval of the Fund and the Registrant’s Board of Trustees (the “Board”).  The directors of the Subsidiary are also officers of the Fund and are appointed by and serve as officers of the Fund at the pleasure of the Board.  The operations of the Subsidiary are subject to the review and oversight of the Fund’s Chief Compliance Officer and the Fund’s compliance policies and procedures, which are approved and reviewed by the Board.  Independent Trustees currently comprise 100% of the Registrant’s Board.

The Subsidiary serves as a vehicle by which the Fund can make certain types of investments in commodity-linked swaps and other derivatives while still receiving “qualifying income” from the Subsidiary so that the Fund can maintain its status as a regulated investment company under the Code.  As a result, the Subsidiary exists solely to serve as a vehicle so that the Fund can make certain types of investments in compliance with the Code.  The Subsidiary is not an attempt by the Fund to do indirectly what it cannot do directly.

The Registrant believes that subjecting the Subsidiary’s board to the requirements of the 1940 Act would serve no purpose to the Fund’s shareholders, and would only add another layer of expense to the Fund.  Credit Suisse and its affiliates provide investment advisory and co-administration services to the Subsidiary under a contract that does not provide for an investment advisory fee, and thus is not a contract subject to the provisions of Section 15 of the 1940 Act.  The other expenses of the Subsidiary are disclosed to Fund shareholders as a separate line item on the Fund’s fee table.  As noted above, the Fund is the sole shareholder of the Subsidiary.  Under these circumstances, the Registrant does not believe that there is a need for the board of the Subsidiary to conform to the corporate governance requirements of the 1940 Act.  Unlike independent board members of a registered fund, the directors of the Subsidiary do not review or approve an advisory contract subject to the provisions of Section 15 of the 1940 Act.  The Registrant believes that the Fund’s shareholders are adequately protected from any potential self-dealing by the Subsidiary’s service providers because the Board is comprised solely of Independent Trustees who oversee the operations of the Subsidiary.

With respect to the asset coverage requirements under the 1940 Act, the Subsidiary may not satisfy such requirements on an individual basis, but the Fund and the Subsidiary in the aggregate will satisfy such requirements.

Comment No.15:                                                      Please confirm that Fund shares will be sold in part through an FDIC-insured institution.

Response:                                                                                        Fund shares will be sold in part through an FDIC-insured institution.

Comment No. 16:                                                   Please include disclosure of junk bonds in the credit risk factor.

Response:                                                                                        The Fund does not intend to invest in junk bonds as a principal strategy and therefore has not added disclosure of junk bonds in the credit risk factor.

Comment No.17:                                                      Please state supplementally what action the Fund would take if the IRS issues guidance that would adversely affect the treatment of income from the Fund’s investment in the Subsidiary.

Response:                                                                                        The Fund will only be able to express what action it would take in light of IRS guidance following the issuance of such guidance, as it is not able to anticipate the effect of any potential guidance.

Comment No.18:                                                      In the “Goal and Strategies” section, please disclose how much notice the Fund will provide relating to a change in the Fund’s investment objective.

Response:                                                                                        The Fund’s ability to change its investment objective without shareholder approval is not subject to any specific notice requirement.  Accordingly, the Fund has not added the requested disclosure.

Comment No. 19:                                                   Please explain how counterparty risk is different from credit risk.

Response:                                                                                        Credit risk generally relates to the issuer of a debt security, while counterparty risk relates to the risk of counterparties to investment contracts, such as derivative contracts and repurchase agreements.

Comment No. 20:                                                   Please revise the “Investor Profile” section to better reflect the riskier nature of an investment in the Fund.

Response:                                                                                        The disclosure has been revised as requested.

Comment No. 21:                                                   In the “Certain Investment Practices” section, please define “net fund assets” and “total fund assets.”

Response:                                                                                        The above-referenced section has been deleted from the prospectus.

Comment No. 22:                                                   Please confirm whether the Board has specifically adopted the policies and procedures relating to frequent purchases and sales of Fund shares.

Response:                                                                                        The Board has adopted the Fund’s policies and procedures relating to frequent purchases and sales.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck

Enclosures

cc:                                 Joanne Doldo, Esq., Credit Suisse Asset Management, LLC
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP